Via Facsimile and U.S. Mail
Mail Stop 6010


October 28, 2005


Richard Stewart
Chief Executive Officer
Amarin Corporation plc
7 Curzon Street
London W1J 5HG
England

Re:	Amarin Corporation plc
	Form 20-F for the fiscal year ended December 31, 2004
	Filed April 1, 2005
	File No. 000-21392

Dear Mr. Stewart:

	We have completed our review of your Form 20-F and related filings and have no further comments at this time.

								Sincerely,



      Kevin Woody
								Accounting Branch Chief